Exhibit 99.2

CORPBANCA ANNOUNCES DIVIDEND PAYMENT

Santiago, Chile, February 29, 2008 - Corpbanca (NYSE: BCA) recently announced that during the Ordinary Shareholders’ Meeting held on February 26, 2008, its shareholders approved a dividend distribution equal to 100% of CorpBanca’s 2007 net income. This represents a dividend payment of $0.22497540660054 per share, payable immediately following the meeting.

The dividend will be paid to those shareholders of record listed in the Shareholders’ Registry as of the record date of February 20, 2008, which is the fifth business day prior to the dividend payment date.

The dividends are available for collection by those shareholders entitled to payment until Friday, March 7, 2008, at all of CorpBanca’s regional branch offices.

Beginning on Monday, March 10, 2008, dividend payments will be made available to shareholders at the offices of DCV Registros S.A., located at Calle Huérfanos 770, 22nd Floor, Santiago, Chile.

FORWARD-LOOKING STATEMENTS:

This press release may contain forward looking statements that involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of CorpBanca to be materially different from the results, performance or achievements expressed or implied by these forward looking statements.

CorpBanca Contact:	Capital Link Contact:
Pablo Mejia Ricci	Nicolas Bornozis
Head of Investor Relations	President
Santiago, Chile	New York, USA
Tel: (56 - 2) 660-2342	Tel: (212) 661-7566
investorrelations@corpbanca.cl	nbornozis@capitallink.com